DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/13/08

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

0

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

0%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

This statement constitutes Amendment # 1 to the schedule 13d filed April 25, 2006. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


  c) During the past 60 days the following shares of FFDF were sold:

Date		Shares		Price
10/06/08	3200		$11.82
11/13/08	65,833		$12.00


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
The filing persons sold its shares to the issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos